Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Loan Refinancing
Released	07:00 08-Jun-06

RNS Number: 2337E
Wolseley PLC
08 June 2006

Loan Refinancing

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announces a new €2.8 billion syndicated loan facility, which was signed on Friday 2nd June 2006. The proceeds will be used for general corporate purposes, initially repaying existing facilities totalling some €1.23 billion. The new facility is a single 5-year, multicurrency, revolving credit facility.

The syndication was originally targeted at €2.0 billion and was heavily subscribed with commitments over €3.0 billion being received; the facility was eventually scaled back to €2.8 billion. A group of 27 banks committed to the facility, and will form the core of Wolseley's relationship banks going forward.

Wolseley Group Treasurer, Mike Verrier, said:
"This successful syndication follows on from our record breaking US$1.2 billion private placement late last year and again demonstrates that Wolseley is recognised as a strong investment partner, with a proven track record."

Barclays Capital, BNP Paribas, Citigroup Corporate and Investment Banking and Lloyds TSB acted as Bookrunners on the transaction and The Royal Bank of Scotland acted as agent.

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc
Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before goodwill, was £721 million. Wolseley has more than 67,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

Enquiries:

Media:	Wolseley plc	T: +44 (0) 118 929 8886
	Penny Studholme	M: +44 (0) 7860 553834
Corporate Communications Director

	Brunswick	T: +44 (0) 20 7404 5959
Andrew Fenwick
Nina Coad

Investor / Analysts:	Wolseley plc	T: +44 (0)118 929 8744
	Guy Stainer	M: +44 (0) 7739 778187
Head of Investor Relations

Barclays Capital	BNP Paribas
Nigel Pavey	Simon Allocca
+44 20 7773 3048	+44 20 7595 6562

Citigroup	Lloyds TSB
Andrew Man	Liz Williams
+44 20 7986 2356	+44 20 7356 1651

This information is provided by RNS
The company news service from the London Stock Exchange

END